SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 2)*


NAME OF ISSUER:                     Grey Global Group, Inc.

TITLE OF CLASS OF SECURITIES:       Class B Common Stock

CUSIP NUMBER:                       39787M207

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         (X) Rule 13d-1(b)
         (  ) Rule 13d-1(c)
         (  ) Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

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                                       13G

CUSIP No.: 39787M207


1. NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Vanguard  Fiduciary  Trust  Company,  in its  capacity  as trustee for
          certain  employee  benefit  plan(s).   I.R.S.   Identification  Number
          23-2186884.

2. CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable                     A.                        B.
                                                                           -
3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                           None

6. SHARED VOTING POWER

                           56,944 Shares

7. SOLE DISPOSITIVE POWER

                           None

8. SHARED DISPOSITIVE POWER

                            56,944 Shares

                                PAGE 2 OF 6 PAGES

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                                       13G

CUSIP No.: 39787M207


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           56,944 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           27.509%


12. TYPE OF REPORTING PERSON

                           BK

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------

Item 1 (a) - Name of Issuer

                           Grey Global Group, Inc.

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           777 Third Avenue
                           New York, NY  10017

Item 2 (a) - Name of Person Filing:

     Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) - Address of Principal Business Office or, if none, residence


                           500 Admiral Nelson Blvd., Malvern, PA  19355

Item 2 (c) - Citizenship

     Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) - Title of Class of Securities

                           Class B Common Stock

Item 2 (e) - CUSIP Number

                           39787M207

Item 3 - Type of Filing:

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (b) X Bank as defined in Section 3(a)(6) of the Act.

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Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                   56,944 Shares

         (b) Percent of Class:

                  27.509%

         (c) Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: None

     (ii) shared power to vote or to direct the vote: 56,944 Shares*

     (iii) sole power to dispose or to direct the disposition of: None

     (iv) shared  power to  dispose  or to direct  the  disposition  of:  56,944
          Shares**

     * Vanguard Fiduciary Trust Company is the trustee of an employee benefit plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plan. As of December 31, 2003, the trustee held 56,944 shares of the issuer's Class B Common Stock on behalf of the plan. Shares in the plan are voted by Vanguard Fiduciary Trust Company at the direction of the committee of the plan.

     ** Shares of Common Stock are held in the employee benefit plan in various accounts and were allocated by the source of contribution. Shares of Common Stock held by the trustee on behalf of the plan may be disposed of by the plan or the trustee only in accordance with the terms of the plan.

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee of an employee benefit plan. As a result, participants in the plan are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plan.

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Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           DATE:       JANUARY 29, 2004


                                       VANGUARD FIDUCIARY TRUST COMPANY, TRUSTEE



                                       BY:______________________________________
                                    NAME:   Matthew Kogan
                                    TITLE:  Assistant Secretary


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